UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

HC2 Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

404139107

(CUSIP Number)

MICHAEL GORZYNSKI

595 Madison Avenue, 29th Floor

New York, NY 10022

(646) 274-9610

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 8, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

PERCY ROCKDALE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,048,755*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,048,755*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,048,755*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

* Includes an additional 82,459 shares not previously reported, which Percy Rockdale LLC would have been previously issued pursuant to the exercise of its oversubscription privilege in the Issuer’s rights offering but for an administrative error on the part of the Issuer’s transfer agent.

2

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

RIO ROYAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,462
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

MG CAPITAL MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,462
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

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CUSIP No. 404139107

1	NAME OF REPORTING PERSON

MICHAEL GORZYNSKI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,073,217
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -*
	10	SHARED DISPOSITIVE POWER

5,073,217
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,073,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

IN

* Excludes 33,747 shares of Common Stock granted to Mr. Gorzynski personally as a director of the Issuer, which are not currently vested and do not vest within the next 60 days.

5

CUSIP No. 404139107

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

All of the Shares to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Persons. The aggregate amount of funds used for the purchase of the securities held by the Reporting Persons reported herein was approximately $11,428,612.15, excluding commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 8, 2020, an affiliate of the Reporting Persons submitted an indication of interest to the Board of the Issuer, for discussion purposes, with respect to the potential acquisition of Continental Insurance Group Ltd. and its indirect, wholly-owned subsidiaries Continental General Insurance Company and Continental LTC Inc. for total consideration of approximately $90 million, consisting of a mix of cash and securities (the “Indication of Interest”). The terms and conditions of the Indication of Interest remain subject to discussion with the disinterested directors on the Board and the satisfactory conduct and completion of due diligence, among other things.  Prior to the receipt of the Indication of Interest, the Board granted a waiver of certain standstill provisions contained in the Cooperation Agreement, dated as of May 13, 2020, as amended, by and among the Issuer and certain of the Reporting Persons. The Indication of Interest is preliminary in nature, and there is no assurance that the Indication of Interest will lead to any proposal or binding offer, that any definitive agreement will be signed or that any transaction will be consummated, and the terms of any such transaction (including, without limitation, the consideration therefor), if consummated, may be materially different from those currently under discussion.

Item 5.	Interest in Securities of the Issuer.

Items 5 is hereby amended and restated to read as follows:

(a)-(b) The aggregate percentage of shares of Common Stock reported owned is based upon 76,070,095 shares of Common Stock, which is, upon information and belief, the amount of outstanding Common Stock as of November 20, 2020. This figure reflects the sum of (i) 47,353,275 shares of Common Stock outstanding as of October 31, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020 plus, (ii) 28,716,8201 shares of Common Stock, which, upon advice from the Issuer’s Chief Legal Officer, is the amount of new shares offered and issued in connection with the Issuer’s 2020 Rights Offering (as defined below).

1 This number reflects the addition of the 82,459 shares as referenced above.

6

CUSIP No. 404139107

As of the date hereof, Percy Rockdale beneficially owned 5,048,755 Shares, constituting approximately 6.6% of the Shares outstanding. As of the date hereof, Rio Royal beneficially owned 24,462 Shares, constituting less than 1% of the Shares outstanding. By virtue of its relationship with Rio Royal discussed in further detail in Item 2, MG Capital Management may be deemed to be the beneficial owner of the Shares owned directly by Rio Royal. By virtue of his relationships with Percy Rockdale and Rio Royal discussed in further detail in Item 2, Mr. Gorzynski may be deemed to beneficially own the Shares owned directly by each of Percy Rockdale and Rio Royal. Percy Rockdale and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Percy Rockdale. Rio Royal, MG Capital Management and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Rio Royal.

(c) The Reporting Persons acquired the following shares as a result of subscription rights which were issued to the Reporting Persons in connection with the Issuer’s previously announced $65 million common stock rights offering (the “2020 Rights Offering”), which concluded on November 20, 2020. Every one (1) subscription right entitled the Reporting Person to purchase 0.5462 shares of the Issuer’s common stock at a subscription price per full share of $2.27, plus oversubscription privileges at the same per-share price. The Reporting Persons exercised their oversubscription privileges and were accordingly allocated additional shares of Common Stock.

Reporting Person	Number of Shares
Percy Rockdale LLC	2,244,618[2]
Rio Royal LLC	14,462

The foregoing description of the 2020 Rights Offering is qualified in its entirety to the Issuer’s Current Reports on Form 8-K filed on (i) October 7, 2020 and (ii) November 23, 2020, which are incorporated herein by reference. Interested persons are encouraged to read those reports for additional information.

Except as disclosed above, none of the Reporting Persons have entered into any transactions involving the Common Stock since the filing of Amendment No. 4 to the Schedule 13D.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 5,073,217 Shares, constituting approximately 6.7% of the outstanding Shares. Each Reporting Person, may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims the formation of a group and the beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not applicable.

2 This number reflects the addition of the 82,459 shares as referenced above.

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CUSIP No. 404139107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10 2020

Percy Rockdale LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

Rio Royal LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

MG Capital Management Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Director

/s/ Michael Gorzynski
Michael Gorzynski

8